GRAUBARD MILLER

405 LEXINGTON AVENUE

NEW YORK, NEW YORK 10174

FACSIMILE:	DIRECT DIAL:
(212) 818-8881	(212) 818-8638

August 23, 2006

VIA EDGAR AND FEDERAL EXPRESS

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Mail Stop 3561

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Rhapsody Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 14, 2006
File No. 333-134694

Dear Mr. Reynolds:

On behalf of Rhapsody Acquisition Corp. (the “Company”), we are providing you with the following analysis relating to the Company’s finite corporate life and the potential liability treatment of the Company’s securities as a result thereof in response to my telephone conversation with Mike Karney and Tom Kluck on August 22, 2006:

(1) Section 102(b)(5) of the Delaware General Corporation Law (“DGCL”) states that a corporation may include in its certificate of incorporation a “provision limiting the duration of the corporation’s existence to a specified date; otherwise, the corporation shall have perpetual existence.” Accordingly, the DGCL sets forth two separate and distinct ways that a corporation’s corporate existence may be terminated: (i) the corporation may provide for its own termination in its charter pursuant to Section 102(b)(5) (as the Company has done) and therefore expire by its own limitation; or (ii) the corporation may terminate its existence through another means provided for under the DGCL. One way to accomplish this second type of termination is to undertake a statutory dissolution, which procedures are set forth under Section 275 of the DGCL and require stockholders to formally vote to approve the dissolution and liquidation.

As set forth in the Company’s Registration Statement and in the form of its amended and restated certificate of incorporation, if the Company has not completed a business combination by twenty four months from the date of its prospectus, the Company’s corporate existence will cease except for the purposes of winding up its affairs and liquidating. The procedures for winding up a corporation’s affairs are set forth in Section 278 of the DGCL. Section 278 of the

Mr. John Reynolds

August 23, 2006

DGCL states: “All corporations, whether they expire by their own limitation or are otherwise dissolved, shall nevertheless be continued, for the term of three years from such expiration or dissolution” (emphasis added) for the purposes of winding up their affairs. Accordingly, it is again clear from the statutory framework of the DGCL that a corporation’s existence does not necessarily need to be terminated through the dissolution procedures set forth in Section 275. Instead, a corporation may provide for its own termination and therefore expire by its own limitation.

Therefore, limiting the Company’s corporate existence to a specified date as permitted by Section 102(b)(5) of the DGCL removes the necessity to comply with the formal procedures set forth in Section 275. In effect, this results in the same outcome as if the Company’s board of directors and stockholders had formally voted to approve its dissolution pursuant to Section 275 of the DGCL and thereafter filed a certificate of dissolution with the Secretary of State of the State of Delaware.

We also believe from a practical standpoint that using the above approach is the only way to guarantee that the Company will terminate its existence and promptly return funds to public investors if it does not consummate a business combination within the required time period. We refer the Staff to offerings by other blank check companies, such as HD Partners Acquisition Corporation and Marathon Acquisition Corp. The issuer in each of such offerings has indicated that it will distribute the funds held in its trust account only upon the approval by stockholders of a plan of dissolution and liquidation. As a result, they are not able to give investors a clear indication of when the funds held in the trust account would be returned if a business combination is not consummated within the required time periods. This in effect defeats one of the main benefits of these types of offerings (i.e., that investors will get the majority of their investment promptly returned to them if the corporation fails in its purpose and is unable to complete a business combination). Furthermore, there is no assurance that these corporations will ever be able to dissolve and liquidate – there is always a possibility (however remote it may be) that public stockholders will vote against a plan of dissolution and liquidation, causing the funds to be held in the trust account indefinitely. The Company’s approach solves these two significant issues by (i) setting forth the specific date that the Company’s existence will cease if it is unable to complete a business combination and (ii) providing investors with a clear indication of when funds will be returned to them (currently anticipated to be within 10 business days from the date the Company’s corporate existence ceases) if the Company is unable to complete a business combination.

(2) The Company’s amended and restated certificate of incorporation indicates that the Company’s corporate existence will terminate on a specific date (in the Company’s case, twenty four months from the date of its prospectus). Thereafter, its only powers under the DGCL will be to wind up its affairs and liquidate. However, in practical terms, this is no different than what other blank check companies’ charters do. Such charters generally indicate that if the corporation is unable to complete a business combination within 18 months after the consummation of its initial public offering (or 24 months if certain extension criteria have been

Mr. John Reynolds

August 23, 2006

satisfied), the officers of the corporation are required to take all such action necessary to dissolve, liquidate and wind up the corporation’s affairs as soon as reasonably practicable. Accordingly, in both instances, it is understood that if a business combination is not consummated in a certain period of time, the corporation, by its charter, is required to liquidate and wind up its affairs. Therefore, while the Company’s approach allows it to bypass certain statutory requirements under the DGCL for dissolution (as described above), it does not create the need for any different accounting treatment to be applied than what is currently applied to every other blank check company.

The foregoing is supported by Financial Accounting Standards Board, Statements of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (“SFAS 150”). Paragraph 9 of SFAS 150 states: “A mandatorily redeemable financial instrument shall be classified as a liability unless the redemption is required to occur only upon the liquidation or termination of the reporting entity. A financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.” As the Company would be required to convert all of the shares of common stock issued in its initial public offering into cash only upon the liquidation/termination of the Company’s corporate existence (in the Company’s case, twenty four months from the date of its prospectus), SFAS 150 would lead to the conclusion that the Company’s securities (except as set forth below) would be properly classified as permanent equity rather than as liabilities.

Based on the foregoing, the Company has accounted for its securities as permanent equity except with respect to the percentage (approximately 19.99%) of common stock that may be subject to conversion in connection with a vote for a particular business combination. This percentage is treated as temporary equity because it is the only portion of equity that may be required to be returned in cash if a business combination were accomplished and there was no liquidation.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant